SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2948	JKAUFMAN@STBLAW.COM

April 22, 2014

VIA OVERNIGHT COURIER AND EDGAR

Re:                                   Adeptus Health Inc.
Draft Registration Statement on Form S-1 Submitted March 14, 2014
CIK No. 0001602367

Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Adeptus Health Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 10, 2014 (the “comment letter”) relating to the above-referenced draft Registration Statement on Form S-1 submitted on March 14, 2014 (the “Registration Statement”).  The Registrant has revised the Registration Statement in response to the Staff’s comments and is confidentially submitting concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”) for non-public review. Amendment No. 1 also generally updates certain information in the Registration Statement, including the presentation of interim financial statements for the three months ended March 31, 2014 and 2013 and related disclosure throughout Amendment No. 1.  We further note that Amendment No. 1 contains consolidated financial statements for Adeptus Health LLC rather than for First Choice ER, LLC as a result of Adeptus Health LLC becoming the new parent holding company for the Registrant’s operations, as had been noted in Note 14—Subsequent Events—to the First Choice ER, LLC financial statements previously included in the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comments in italics below.  Page references in the text of this letter correspond to the pages of Amendment No. 1.  Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1.  The responses and information described below are based upon information provided to us by the Registrant.

General

1.              Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Registrant acknowledges the Staff’s comment and advises the Staff that it will include the exhibits listed in the Exhibit Index in Part II of Amendment No. 1 in one or more subsequent pre-effective amendments. The Registrant acknowledges that the Staff will require sufficient time to review these exhibits.

2.              Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

The Registrant acknowledges the Staff’s comment and advises the Staff that it has included additional images on the inside cover pages of the prospectus of Amendment No. 1.  The Registrant does not anticipate the inclusion of any additional graphic, visual or photographic information apart from what is contained in Amendment No. 1.

3.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Registrant confirms that (i) no written communications have been presented by the Registrant or on its behalf to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”) and (ii) no research reports about the Registrant have been published or distributed by any broker or dealer that is participating in the offering in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act.  The Registrant will supplementally provide to the Staff any such materials in the event they are utilized in the future in connection with the offering.

4.              We note that you state in various places throughout the document that you expect to open an additional twenty locations in the next ten months. This represents a substantial increase in the launch rate from 2013. We also note the risk factor disclosure on pages 18 and 19 explaining the risk and uncertainty regarding launching of new facilities. In that regard, locations have to be identified and secured in advance of constructing and equipping them for service. There may also be regulatory and financial constraints affecting your ability to add an additional twenty sites. Please advise the staff of your consideration of these risks and the reasonableness of the disclosure as to your anticipated addition of twenty sites during the remainder of 2014. You should provide your detailed substantive analysis rather than just your conclusions. If you cannot provide a reasonable basis for this disclosure, please consider modifying it as may be necessary. If you believe the disclosure is reasonable, please provide additional disclosure explaining how you intend to meet the schedule including the steps you have taken, the current status of your efforts and any specific and significant challenges that may affect your ability to meet this schedule. We may have additional comments after we consider your response and any additional disclosure you provide.

In response to the Staff’s comment, the Registrant respectfully submits that, after consideration of the risk factors disclosed on page 21, page 22 and page 23 it believes the disclosure in the Registration Statement relating to the expected opening of an additional 20 locations by the end of 2014 (for a total of 50 operating facilities by year-end) is reasonable based on the number of locations currently contained in its development pipeline for 2014 and the status of each location in relation to the typical 14-21 month development timeline (as disclosed on page 108).

The Registrant currently has 32 facilities in operation as of the date of this response, which number includes six new facilities opened thus far in 2014. With respect to the 18 additional openings necessary to achieve 50 operating facilities by the end of 2014, 17 locations are currently under construction and a building permit has been obtained for the eighteenth location, although construction has not yet commenced. As indicated in the development timeline disclosed in Amendment No. 1, there is typically a period of between six and eight months from commencement of construction to facility opening, which would indicate that each of the 18 facilities would be completed and operational by December 31, 2014.

Of the locations referenced, 13 will be leased facilities under the Master Funding and Development Agreement with Medical Properties Trust and five will be funded directly by the Registrant through the use of working capital and funds available under its Senior Secured Credit Facility. Accordingly, the Registrant does not anticipate any significant financial constraints in connection with its disclosed expectation to have a total of 50 operating facilities by year-end.

As additional background, the increased launch rate in 2014 is a direct result of the Registrant’s expanded development program which was put in place in late 2012. The 2014 rollout represents a full pipeline of locations that have progressed through the typical 14-21 month development timeline compared to the launch rate in 2013.

In addition, in response to the Staff’s comment, the Registrant has revised the disclosure on page 22.

5.              You should clarify in your disclosure whether the additional sites you intend to bring online will be newly constructed facilities or currently operational facilities that you will acquire.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 1 and page 92.

Prospectus Cover Page

6.              You state that certain owners of Adeptus Health LLC and the Class A and B shares of the registrant will hold the majority of the voting power of the registrant. Please state the percentage of voting power they will hold.

In response to the Staff’s comment, the Registrant has revised the disclosure on the prospectus cover page and will include additional disclosure in one or more subsequent pre-effective amendments once the terms of the offering have been finalized.

Market and Industry Data, page ii

7.              Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement on page ii that you have not had certain information in your registration statement independently verified could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement relating to your relative market strength and competitive position.

In response to the Staff’s comment, the Registrant has revised the disclosure on page ii.

About This Prospectus, page iii

8.              We note your statement here and on page 11 of the Prospectus Summary that you “intend to ‘opt out’ of the extended transition period with respect to new or revised accounting standards.” Please add a statement here and on page 11 to disclose that this decision is irrevocable.

In response to the Staff’s comment, the Registrant has revised the disclosure on page iii and page 12.

Summary, page 1

9.              Please provide an appropriately titled subsection of the Summary following the discussion of competitive strengths that includes a bulleted list briefly describing each of your major risks or uncertainties.

In response to the Staff’s comment, the Registrant has included the disclosure on page 8.

Organizational Structure, page 9

10.       Please identify the Post-IPO Unit Holders and the Merged Owner in this section.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 10.

11.       In the paragraph following the chart on page 10, please disclose the percentage of voting power of the registrant held by each of the Post-IPO Unit Holders, the Merged Owner and the Public Stockholders both 1) after the Reorganization Transactions and the public offering and 2) assuming the exchange of all of the LLC Units by the Post-IPO Unit Holders.

The Registrant has revised the disclosure on page 11 and will include additional disclosure in one or more subsequent pre-effective amendments once the terms of the offering have been finalized.  In response to the Staff’s comment and to comment 12 below, the Registrant advises the Staff that voting power in the Registrant and economic interests in Adeptus Health LLC are unaffected by the exchange of LLC Units because (i) Class A common stock and Class B common stock each entitle the holder to one vote per share on all matters to be voted on by the stockholders of the Registrant generally, (ii) each LLC Unit reflects the same economic interest as one share of Class A common stock and (iii) LLC Units, together with shares of Class B common stock, are exchangeable for shares of Class A common stock on a one-for-one basis.

12.       In the same paragraph, please disclose the effective percentage of economic interest in Adeptus Health LLC that will be held by each of the Post-IPO Unit Holders, the Merged Owner and the Public Stockholders both 1) after the Reorganization Transactions and the public offering and 2) assuming the exchange of all of the LLC Units by the Post-IPO Unit Holders.

The Registrant has revised the disclosure on page 11 and will include additional disclosure in one or more subsequent pre-effective amendments once the terms of the offering have been finalized.

13.       If the economic interest of the various constituents mentioned above in Adeptus Health LLC do not match the voting power of these constituents in the registrant at any point, please quantify the discrepancy and explain how it occurs.

In response to the Staff’s comment, the Registrant confirms that, as set forth in greater detail below, the economic interests of the various constituents in Adeptus Health LLC will match their voting power in the Registrant.  Investors in the offering and the stockholder of the Merged Owner will hold shares of the Registrant’s Class A common stock and the Post-IPO Unit Holders will hold LLC Units and one share of the Registrant’s Class B common stock for each LLC Unit they hold. The shares of Class B common stock will have no economic rights but each will allow the holder to exercise voting power at the Registrant and will correspond to such holder’s economic interest in Adeptus Health LLC. Each share of Class A common stock and Class B common stock will entitle holders to one vote on all matters to be voted on by the stockholders of the Registrant generally.

14.       Please provide similar information to that requested in Comments 10 through 13 where the Reorganization Transactions are discussed in the main body of the prospectus.

The Registrant has revised the disclosure on page 57, page 60 and page 61 and will include additional disclosure in one or more subsequent pre-effective amendments once the terms of the offering have been finalized.

Use of Proceeds, page 12

15.       In the last paragraph of this section on page 13 and elsewhere in the prospectus where the payment associated with the termination of the Advisory Services Agreement is discussed, please identify the Sponsor and the affiliate of the Sponsor and briefly describe the purpose, material terms and financial effect of the Advisory Services Agreement.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 14, page 52, page 65 and page 132.

Summary Financial and Other Data, page 15

16.       Refer to the reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income (loss). We note your disclosure that Adjusted EBITDA is a non-GAAP measure of your financial performance or liquidity. It appears your disclosure elsewhere in the filing indicates it is a solely performance measure rather than a liquidity measure. If so, please revise to clarify your disclosure.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 19 as well as other relevant locations in Amendment No. 1 to remove references to use of Adjusted EBITDA as a liquidity measure.

“If we are unable to negotiate…,” page 23

17.       Please disclose the specific experience of the registrant’s predecessor entities with regard to the renegotiation of reimbursement levels during the past three years. If any shift in payor mix toward Medicare or other payors who base their reimbursement levels on Medicare levels of reimbursement has occurred, please provide specific disclosure and discuss and quantify, to the extent possible, how that has affected the results of its predecessor entities.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 26 and page 27.

18.       You state in this risk factor that you do not accept Medicaid. However, on page 24 you refer to Medicare and Medicaid in a way that may cause a reader to assume you do accept Medicare and/or Medicaid. Please clarify by explicitly stating in the risk factors on pages 23 and 24 whether you are referring to 1) the possibility of participating in these programs in the future, 2) that you do participate in these programs or 3) that you do not participate in these programs.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 27 and page 28.

“We could be subject to lawsuits…,” page 29

19.       Please disclose the amount of professional liability insurance that you carry.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 32.

“Adeptus Health Inc.’s only material asset…,” page 42

20.       Please expand this risk factor to refer to the Senior Secured Credit Facility and to discuss and briefly describe the restrictions and covenants that may restrict the ability of the LLCs to upstream cash to the registrant.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 45.

Use of Proceeds, page 49

21.       Please disclose how the LLC used the funds it borrowed under the credit facility that will be paid down with the proceeds.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 52.

22.       If the LLC will use any of the proceeds from the sale of LLC Units to the registrant to acquire sites or construct or equip any of the twenty new facilities please provide appropriate disclosure. If the registrant intends to use funds that become available under its credit facility, please provide specific information as to the uses of the credit line in this section and under Liquidity. We note that the LLC will use funds it receives in the offering to pay down the outstanding balance of the credit facility. If the registrant intends to make use primarily of the Master Funding and Development Agreement with Medical Properties Trust or other sources in order to launch the twenty additional sites this year, please provide additional disclosure under Liquidity.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 52 and page 86.

23.       We note your intention to use a portion of the proceeds to make a one-time payment to an affiliate of your Sponsor in connection with the termination of the Advisory Services Agreement. In that regard, tell us in more detail the substance of the termination and why the payment or a portion of the payment is not a dividend distribution.

The Registrant advises the Staff that it does not consider the payment in connection with the termination of the Advisory Services Agreement to be a dividend distribution for the following reasons:

•                  the Advisory Services Agreement was entered into between First Choice ER, LLC and Sterling Fund Management, LLC (“SFM”). While affiliated with our Sponsor, as indicated in footnote 6 on page 128, SFM is not nor will it become pursuant to the offering, the holder of common stock or LLC interests, as applicable, in the Registrant or any of its subsidiaries;

•                  pursuant to the terms of the agreement, SFM has provided management, consulting and financial services to First Choice ER, LLC and its subsidiaries, services that otherwise may have been necessary to obtain from other outside providers or through hiring additional internal personnel, in exchange for which SFM has been paid a management fee; and

•                  the termination of the agreement, and payment of the related termination fee to SFM, has been negotiated on an arm’s-length basis between SFM and members of the board of First Choice ER, LLC unaffiliated with our Sponsor, and reflects the loss of ongoing management fees that SFM would have received but for early termination of the Advisory Services Agreement.

Dilution, page 52

24.       We note your presentation of pro forma net tangible book value per share of Class A common stock as of December 31, 2013 before the decrease attributable to the Reorganization Transactions. However, in the second paragraph, you indicate that pro forma net tangible book value per share of Class A common stock has already given effect to the Reorganization Transactions and assuming that all of the Post IPO Unit Holders exchanged their LLC units (together with a corresponding number of shares of your Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis. Please explain and revise to clarify your conflicting disclosures.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 55.

Organizational Structure Following this Offering, page 54

25.       Refer to the fourth paragraph. Please tell us and disclose how, when and why Class B common stock will be issued to Post-IPO Unit Holders. Advise us how you would account for the Class B common stock issuance including the journal entries you would record for the transaction.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 57. As noted in the Registrant’s revised disclosure, the Class B shares are being issued in conjunction with the Reorganization Transaction as a one-time issuance in order to provide the LLC Unit holders the ability to have a voting interest in the Registrant.  It is not the intention of the Registrant to issue Class B shares subsequent to the Reorganization Transaction.  The journal entry to record the issuance of shares at the Reorganization would be to record the par value of the shares with an offset to additional paid in capital.

Merger with Adeptus Health, Inc., page 56

26.       Please tell us and disclose how many LLC units and therefore the percentage of ownership interests of Adeptus Health LLC would be acquired through your merger with the sole stock holder of SCP III AIV THREE-FCER Blocker., Inc. or “Merged Owner”.

The Registrant has revised the disclosure on page 59 and will include additional disclosure in one or more subsequent pre-effective amendments once the terms of the offering have been finalized.

Offering Transactions, page 56

27.       We note that at the consummation of the offering, you intend to purchase for cash, newly issued LLC Units from Adeptus Health LLC and outstanding LLC Units from certain Existing

Owners. In that regard, please identify for us these certain Existing Owners as well as disclosing how many LLC Units would be purchased from them.

The Registrant has revised the disclosure on 59 and will include additional disclosure in one or more subsequent pre-effective amendments once the terms of the offering have been finalized.

Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013, page 59

28.       You include SCP III AIV Three-FCER Blocker, Inc. in your unaudited pro forma financial statements. Please revise your disclosure to clarify whether the investment at fair value represents its investment in First Choice ER, LLC and whether there will be any adjustments to remove this investment in the pro forma financial information of Adeptus Health Inc.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 65 and page 66 to include new footnotes 2 and 3 in the unaudited pro forma consolidated balance sheet as of March 31, 2014.

Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013, page 61

29.       Please provide a footnote disclosure reconciling the numerator for pro forma net income and the denominator for pro forma weighted average shares of Class A common stock in calculating the pro form earning per share data.

The Registrant acknowledges the Staff’s comment and will provide a reconciliation of the numerator for pro forma net income and the denominator for pro forma weighted average shares of Class A common stock in one or more subsequent pre-effective amendments once the terms of the offering have been finalized.

Sources of Revenue by Payor, page 68

30.       Please provide the names of your four major third-party payors.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 75.

Patient Service Revenue, page 74

31.       Please revise your disclosure to discuss the underlying causes for the various changes in operating results you identify, particularly the change in revenue due to additional patient volume and the change due to increased rates.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 81 and page 84.

Patient Revenue and Accounts Receivable, page 79

32.       Please tell us, in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e., unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the schedule should indicate the past due amounts and a breakdown by payor classification (i.e., Third-party payors and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, please advise us and clarify how this affects your ability to estimate your allowance for bad debts. In addition, please include in your response the patient portion of third-party payors within the self-pay portion of the aging schedule or separately provide the amounts of patient portion included in the third-party payor balance within each aging category.

In response to the Staff’s comment, set forth below is a breakdown of our payor mix and aging of accounts receivable as of December 31, 2013 and March 31, 2014.

As of December 31, 2013:

	0-30	31-60	61-90	91-120	120+	Total
Aetna	10%	1%	0%	0%	0%	11%
Blue Cross Blue Shield	20%	2%	0%	0%	0%	22%
Cigna	6%	1%	0%	0%	0%	8%
United Healthcare	13%	1%	0%	0%	0%	14%
Other	10%	3%	1%	0%	0%	14%
Total Commercial	60%	7%	1%	0%	0%	69%

Patient	7%	5%	5%	4%	10%	31%

Total	67%	13%	6%	4%	10%	100%

Allowance for Contractuals and Bad Debt						(42)%

Accounts Receivable Net of Allowance						58%

Note: percentages shown are as a percent of gross receivables

As of March 31, 2014:

	0-30	31-60	61-90	91-120	120+	Total
Aetna	7%	1%	0%	0%	0%	8%
Blue Cross Blue Shield	14%	3%	1%	0%	0%	19%
Cigna	5%	1%	0%	0%	0%	6%
United Healthcare	9%	1%	1%	0%	0%	11%
Other	15%	0%	0%	0%	0%	15%
Total Commercial	44%	9%	4%	2%	0%	59%

Patient	15%	10%	6%	3%	7%	41%

Total	59%	19%	10%	5%	7%	100%

Allowance for Contractuals and Bad Debt						(41)%

Accounts Receivable Net of Allowance						59%

Note: percentages shown are as a percent of gross receivables

In addition, the Registrant notes that amounts included in the line-item included in the tables above entitled “Patient” represent amounts receivable from the patient that have been adjudicated by the third-party payor.  The Registrant considers patients that do not file an insurance claim and remit payment to the Registrant at the time of service as “Self-pay” patients.  Payment by the patient for the services performed is made at the time of service, and therefore, the Registrant does not have amounts receivable from “Self-pay” patients.

Recent Initiatives and Outlook, page 85

33.       We note that as part of your relationship with Concentra, you “have enhanced the Concentra team’s awareness of First Choice Emergency Rooms in order to facilitate referrals of their after-hours and emergency patients” to you. Please disclose whether these referrals are contemplated in an agreement between you and Concentra and whether such referrals are subject to any laws or regulations.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 95 and page 96.

Ability to Attract and Retain High-Quality Physicians and Clinicians, page 90

34.       Please disclose whether your physicians maintain private practices or affiliations with other hospitals in addition to their employment with you.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 101.

Patients, page 95

35.       Please define the following scientific terms:

•                  saddle emboli;

•                  pulmonary vasculature; and

•                  intubate.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 105.

Real Estate Development Activities

General Strategy, page 97

36.       In your timeline at the top of page 98, please spell out the abbreviations for “LOI,” “PSA” and “TDSHS” at their first use.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 108.

Competition, page 99

37.       Please identify competing independent free standing emergency rooms by name.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 109.

Executive Officers and Directors, page 107

38.       Please disclose Thomas Hall’s term(s) as a member of the board of directors.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 117.

39.       Please disclose the business experience of Traci Bowen from 2009—2011.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 118.

Composition of the Board of Directors, page 110

40.       Please identify the members of your board of directors who you have determined to be independent.

The Registrant has revised the disclosure on page 120 and will include additional disclosure in one or more subsequent pre-effective amendments once the composition of the Registrant’s board following the offering has been finalized.

Senior Management Agreements, page 113

41.       Please file the employment agreements between you and each of Messrs. Hall, Cherrington and Fielding as exhibits to the registration statement.

The Registrant acknowledges the Staff’s comment and advises the Staff that it will file these agreements in a subsequent pre-effective amendment.  The Registrant acknowledges that the Staff will require sufficient time to review these exhibits.

Director Compensation for Fiscal 2013, page 116

42.       We note your disclosure regarding the compensation of Larry Buckelew. We also note that no information for Larry Buckelew is disclosed in the Management section. If true, please provide a footnote to your Director Compensation Table to disclose that Larry Buckelew no longer serves as a director. In the alternative, please provide the required disclosure under Item 401 of Regulation S-K for Mr. Buckelew.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 126.

Principal and Selling Stockholders, page 117

43.       Please expand footnote 6 to the table on page 118 to identify the natural person(s) who exercise(s) voting and investment power over the Funds Associated with Sterling Partners.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 128.

Common Stock, page 125

44.       Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 136.

Lock-Up Agreements, page 131

45.       When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

The Registrant acknowledges the Staff’s comment and advises the Staff that it will file a form of the lock-up agreement as an exhibit to the Underwriting Agreement to be filed as Exhibit 1.1 in one or more subsequent pre-effective amendments.

Consolidated Statements of Operations, page F-4

46.       Please provide pro forma tax and EPS data on the face of the historical Consolidated Statements of Operations.

The Registrant acknowledges the Staff’s comment and will provide the pro forma tax and EPS data on the face of the historical Consolidated Statements of Operations in one or more subsequent pre-effective amendments once the terms of the offering have been finalized.

Note 1. Organization, page F-7

47.       We note your disclosure that First Choice AIV Holding LLC (Purchaser) acquired 75% ownership interests in the Company on September 30, 2011. However, we note from the SCP III AIV THREE-FECR Blocker, Inc. (“SCP III”) financial statements note on page F-34 that SCP III acquired an indirect ownership interests of the Company in September 2011. In that regard, clarify for us if First Choice AIV Holding LLC and SCP III are related and if so, how they are related. Please also explain to us how SCP III acquired the ownership interests and at what percentage.

The Registrant advises the Staff that SCP AIV THREE-FCER Blocker, Inc. (“SCP III”) holds an indirect ownership interest in First Choice AIV Holdings LLC (“Purchaser”).  SCP III is a limited partner of SCP III AIV THREE-FCER, L.P., a Delaware limited partnership (“Purchaser Parent”), which is the sole member of Purchaser. The ultimate general partner of each of Purchaser and SCP III’s sole shareholder is a limited partnership controlled by Sterling Partners.

In connection with the acquisition of the ownership interests in the Company, Purchaser Parent formed Purchaser as an acquisition vehicle to purchase its interests in the Company on September 30, 2011. SCP III acquired approximately 39% of the interests of Purchaser through its holdings of Purchaser Parent.

Item 14. Indemnification of Directors and Officers, page II-1

48.       Please revise your disclosure in the last paragraph of this Item on page II-2 to complete the paragraph.

In response to the Staff’s comment, the Registrant has revised the disclosure on page II-2.

Exhibits

49.       Please file the Master Funding and Development Agreement with Medical Properties Trust and the Amended and Restated Operating Agreement of Adeptus Health LLC as soon as practicable.

The Registrant acknowledges the Staff’s comment and advises the Staff that it will include these requested agreements in one or more subsequent pre-effective amendments. The Registrant acknowledges that the Staff will require sufficient time to review these exhibits.

* * * * * * *

Please call me at (212) 455-2948 if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:                                Securities and Exchange Commission

Dana Hartz

Andrew Mew

Christina De Rosa

Adeptus Health Inc.

Thomas S. Hall

Graham B. Cherrington

Cleary Gottlieb Steen & Hamilton LLP

David C. Lopez

James D. Small